UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to
Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No.     )

LIQUIDMETAL TECHNOLOGIES INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53634X100

(CUSIP Number)

David C. Roos, Esq.

Moye White LLP

1400 Sixteenth Street, 6th Floor

Denver, CO 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No.	53634X100	13D

1.	Names of Reporting Persons. Barney D. Visser Furniture Row, LLC Norden, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,870,307

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,870,307

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,870,307

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.91%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No:	53634X100	13D

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of LiquidMetal Technologies, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 30452 Esperanza, Rancho Santa Margarita, California 92688.

Item 2.	Identity and Background

The persons filing this statement are Barney D. Visser, a resident of Colorado, Furniture Row, LLC, a Colorado limited liability company, and Norden, LLC, a Colorado limited liability company.  Mr. Visser is the controlling member of Furniture Row, LLC, which is the sole owner of Norden, LLC.   The address and principal offices of each of the filing persons is 5641 North Broadway, Denver, CO 80216.  Mr. Visser is a United States citizen and his principal occupation is serving as the CEO of Furniture Row, LLC and its affiliates.  Furniture Row, LLC is principally in the retail furniture business.  Norden, LLC’s principal business is real estate investments.

During the last five years, neither Mr. Visser, Furniture Row, LLC or Norden, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the company being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Norden, LLC acquired the Common Stock for $0.26 per share pursuant to a subscription agreement with the issuer using Norden, LLC’s working capital.

Norden, LLC did not acquire the Common Stock beneficially owned by it using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes.  The Reporting Persons have no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Norden, LLC directly beneficially owns 7,870,370 shares of Common Stock, which represents approximately 9.91% of the Issuer’s outstanding shares of Common Stock.  Mr. Visser and Furniture Row, LLC have an indirect beneficial ownership of such securities based on their respective control of Norden, LLC.

Mr. Visser, Furniture Row, and Norden, LLC are not part of a group and have the sole power to vote and dispose of the shares.

Except as described herein, neither Norden, LLC, Furniture Row, LLC nor Mr. Visser has effected any other transactions in the Issuer’s common stock during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
None.

CUSIP No:	53634X100	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25 , 2010
(Date)
BARNEY D. VISSER

/s/ Gregory Ruegsegger
Gregory Ruegsegger, Power of Attorney

FURNITURE ROW, LLC

/s/ Gregory Ruegsegger
Gregory Ruegsegger, Vice President

NORDEN, LLC

/s/ Gregory Ruegsegger
Gregory Ruegsegger, Vice President